Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (T456)

Offering Period: December 29, 2014—January 29, 2015

5 Year Absolute Return Barrier Securities Linked to the S&P 500® Index and the Russell 2000® Index

Product Terms

•	5 year Absolute Return Barrier Securities linked to the performance of the S&P 500® Index and the Russell 2000® Index.
•

If the Final Level of the Lowest Performing Underlying is greater than its Initial Level, you will be entitled to receive leveraged participation in the appreciation of the Lowest Performing Underlying.

•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity multiplied by the sum of one plus the absolute value of the Underlying Return of the Lowest Performing Underlying.
•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be January 30, 2015.
Settlement Date:	Expected to be February 4, 2015.
Underlyings:	The S&P 500® Index and the Russell 2000® Index.
Knock-In Level*:	For each Underlying, approximately 55% of its Initial Level.
Knock-In Event:	Occurs if the Final Level of any Underlying is equal to or less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Upside Participation Rate*:	Expected to be between 105% and 110%.
Redemption Amount:

If:

(a)    the Final Level of the Lowest Performing Underlying is greater than or equal to its Initial Level, Principal Amount x [1 + (Upside Participation Rate x Underlying Return of the Lowest Performing Underlying)];

(b)    the Final Level of the Lowest Performing Underlying is less than its Initial Level and (i) a Knock-In Event has not occurred, Principal Amount x (1 + absolute value of the Underlying Return of the Lowest Performing Underlying); (ii) a Knock-In Event has occurred, Principal Amount x (1 + Underlying Return of the Lowest Performing Underlying).

Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying: (Final Level – Initial Level)/Initial Level
Valuation Date: Maturity Date:	January 30, 2020 February 4, 2020
CUSIP:	22547QXN1
* To be determined on the Trade Date.

Certain Product Characteristics

•	Offers uncapped leveraged participation in the appreciation, if any, of the Lowest Performing Underlying.
•

If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event has not occurred, at maturity, investors will be entitled to receive the principal amount of their securities multiplied by the sum of one plus the absolute value of the depreciation percentage of the Lowest Performing Underlying from its Initial Level to its Final Level.

•	For each Underlying, the Knock-In Level will be approximately 55%* of its Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Return on the Securities (1)(3)	Redemption Amount per $1,000 Principal Amount (1)(2)(3)
50%	53.75%	$1,537.50
40%	43.00%	$1,430.00
30%	32.25%	$1,322.50
20%	21.50%	$1,215.00
10%	10.75%	$1,107.50
0%	0.00%	$1,000.00
-10%	10.00%	$1,100.00
-20%	20.00%	$1,200.00
-30%	30.00%	$1,300.00
-40%	40.00%	$1,400.00
-50%	-50.00%	$500.00
(1)	Assumes an Upside Participation Rate of 107.50%* (the midpoint of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(3)	Assumes a Knock-In Level of 55%*.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, the Underlying Return of the Lowest Performing Underlying will be negative and you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The return on the securities is affected by the Final Level of the Lowest Performing Underlying and the occurrence of a Knock-In Event.
•	If the Final Level of the Lowest Performing Underlying is less than the Initial Level and a Knock-In Event has not occurred, the Redemption Amount will be subject to an embedded cap.
•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.
•	The securities are exposed to the risk fluctuations in the level of the Underlyings to the same degree for each Underlying.
(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: December 29, 2014—January 29, 2015

5 year Absolute Return Barrier Securities

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 29, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010314009070/dp52144_424b2-t456.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.